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FEB 27 2008

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08026374

SEC[illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE CREEK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CHURCH STREET, SUITE 500
(No. and Street)

HUNTSVILLE (City) AL (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPC, P.C. (FORMERLY EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.)
(Name – *if individual, state last, first, middle name*)

1333 WEST LOOP SOUTH, #1400 (Address) HOUSTON (City) TX (State) 77027 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN L. BAGWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE CREEK SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

LINDA A. HALL NOTARY PUBLIC ALABAMA STATE AT LARGE

MY COMMISSION EXPIRES 6-20-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blue Creek Securities, LLC

Financial Statements and Supplemental Information

December 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT

February 16, 2008

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

We have audited the accompanying statement of financial condition of BLUE CREEK SECURITIES, LLC ("COMPANY") as of December 31, 2007, and the related statements of income, member's equity and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUE CREEK SECURITIES, LLC as of December 31, 2007, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, PC

Easley, Endres, Parkhill & Brackendorff, P.C. Certified Public Accountants & Consultants
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

BLUE CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

		2007
ASSETS		
Cash	$	514,444
Prepaid expenses		13,485
Deposits with clearing broker		35,000
Total assets	$	562,929
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	19,606
Advances payable, Blue Creek Investment Partners, LLC		125,530
Total liabilities		145,136
Member's equity		
Contributed Capital		201,620
Retained earnings		216,173
Total member's equity		417,793
Total liabilities and member's equity	$	562,929

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

		2007
Revenues		
Commission and fee income	$	389,790
Dividends and interest		21,387
Other revenue		4,761
Total revenues		415,938
Expenses		
Salaries and employee benefits		69,475
Office and other operating expenses		130,290
Total operating expenses		199,765
Net Income	$	216,173

The accompanying notes are an integral
part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Contributed Capital	Retained Earnings	Total
Contributed capital	$ 201,620	$ -	$ 201,620
Net income	-	216,173	216,173
Balance, end of year	$ 201,620	$ 216,173	$ 417,793

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	216,173
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in cash related to changes in assets:		
Other assets		19,874
Increase (decrease) in cash related to changes in liabilities:		
Accounts payable and accrued liabilities		8,198
NET CASH PROVIDED BY OPERATING ACTIVITIES		244,245
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from (to) Blue Creek Investment Partners, LLC		72,595
NET INCREASE IN CASH AND CASH EQUIVALENTS		316,840
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		197,604
CASH AND CASH EQUIVALENTS, END OF YEAR	$	514,444
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
TAXES PAID	$	2,183

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BLUE CREEK SECURITIES, LLC (the "Company", formerly, Blue Creek Securities, Inc.) is a Delaware limited liability company. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Blue Creek Investment Partners, LLC.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement with National Financial Services LLC ("NFS"), the Company is required to maintain a certain level of cash on deposit with NFS which amounted to $35,000 at December 31, 2007. Should NFS suffer a loss due to a failure of the company's customer to complete a transaction, the Company is required to indemnify NFS to the extent of such loss. As of December 31, 2007, there were no amounts owed to the clearing broker nor did the company incur a loss during the year ended December 31, 2007 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the settlement date.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and reports on a combined basis with its parent company as a partnership for federal income tax purposes. The Company's taxable income or loss is therefore passed through to the parent company members and reported on their respective tax returns. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

Fair Value of Financial Instruments

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

NOTE 2: MERGER

During January, 2007, the predecessor company, Blue Creek Securities, Inc., merged with Blue Creek Securities, LLC, a Delaware limited liability company. The merger had no effect on Company operations. The shareholders of the predecessor company contributed their capital to form the Company. In the 2006, the Company accrued a one-time expense of $3,750 related to the effect of changing its tax status.

NOTE 3: CONCENTRATIONS/RELATED PARTY TRANSACTIONS

The Company serves as a securities broker for its parent, Blue Creek Investment Partners, LLC ("Blue Creek"), an investment advisor registered with the Securities and Exchange Commission. The Company relies on Blue Creek's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Blue Creek's managed portfolios. The Company retains all fees and commissions for Blue Creek's unmanaged securities portfolios and mutual funds.

As of December 31, 2007, the Company has received unsecured advances from Blue Creek of $125,530.

The Company shares office rent, salaries and certain other expenses with Blue Creek. Such expenses are allocated on the ratio of revenues of each company. Total expenses allocated to the Company from Blue Creek aggregated approximately $77,000.

NOTE 4: SIPC INSURANCE

The Company's SIPC insurance was paid and in force for the year ended December 31, 2007. The SIPC supplemental report required by Rule 17A-5(e)(4) does not apply to the Company.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Security transactions

The Company executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary.

NOTE 7: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2007.

SUPPLEMENTAL INFORMATION

EEPB Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 16, 2008

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

We have audited the accompanying financial statements of BLUE CREEK SECURITIES, LLC as of and for the year ended December 31, 2007 and have issued our report thereon dated February 16, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, PC

Easley, Endres, Parkhill & Brackendorff, P.C. *Certified Public Accountants & Consultants*
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

Blue Creek Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Net capital computation:	
Member's equity	$ 417,793
Deduct:	
Prepaid assets (non allowable)	(13,485)
Net capital before haircuts on marketable securities positions	404,308
Haircuts on marketable securities	0
Net Capital	$ 404,308
Net capital required based on leverage:	
Total liabilities – aggregate indebtedness	$ 145,136
Total capital required based on 6 2/3% of liabilities	$ 9,675

Under its current agreement with the FINRA, the Company is required to maintain net capital of $50,000.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Blue Creek Securities, LLC and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2007.

Statement of Omitted Supplemental Data

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Blue Creek Securities, LLC is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2007 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2007.

See accompanying auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 16, 2008

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of BLUE CREEK SECURITIES, LLC (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Easley, Endres, Parkhill & Brackendorff, P.C. Certified Public Accountants & Consultants
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, PC

END